Mail Stop 4561
      June 7, 2005

Mr. Ken L. Joines
Vice President and Treasurer
First Equity Properties, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

      Re:	First Equity Properties, Inc.
		Form 10-K for the year ended December 30, 2004
      File No. 0-11777

Dear Mr. Joines:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



      Cicely D. Luckey
      Accounting Branch Chief